Exhibit 12.1

VALERO L.P.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio)

	Nine Months Ended
	September 30,	Years Ended December 31,
	2004	2003	2002	2001	2000	1999

Earnings:
Income from continuing operations
before provision for income taxes and
income from equity investees	$57,961	$67,177	$52,350	$42,694	$35,968	$65,445

Add:
Fixed charges	15,979	16,443	5,492	4,203	5,266	997
Amortization of capitalized
interest	42	55	48	39	34	32
Distributions from Skelly-Belvieu
Pipeline Company	1,223	2,803	3,590	2,874	4,658	4,238
Less: Interest capitalized	(58)	(123)	(255)	(298)	—	(115)

Total earnings	$75,147	$86,355	$61,225	$49,512	$45,926	$70,597

Fixed charges:
Interest expense (1)	$15,326	$15,291	$4,968	$3,721	$5,181	$777
Amortization of debt issuance costs	303	740	160	90	—	—
Interest capitalized	58	123	255	298	—	115
Rental expense interest factor (2)	292	289	109	94	85	105

Total fixed charges	$15,979	$16,443	$5,492	$4,203	$5,266	$997

Ratio of earnings to fixed charges	4.7x	5.3x	11.1x	11.8x	8.7x	70.8x

(1)

The “interest expense, net” reported in Valero L.P.‘s consolidated statements of income for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002 includes investment income of $146,000, $171,000 and $248,000, respectively and includes other expense of $147,000 for the nine months ended September 30, 2004.

(2)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.